United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Citigroup Inc.

Name of persons relying on exemption: Sisters of St. Joseph of Brentwood

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 7, the shareholder proposal requesting a report on respect for Indigenous Peoples’ rights at Citigroup Inc.’s annual shareholder meeting to be held on April 26, 2022.

Summary of the Proposal

Investors request reporting on the effectiveness of Citigroup Inc.’s policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Citigroup (“Citi”) is exposed to litigation, reputational, and regulatory risk if it finances projects or clients developing projects that violate the rights of Indigenous Peoples;
2.	Citi faces material risk if its financing activities are misaligned with its own policies and commitments; and
3.	Citi’s current due diligence systems appear ineffective at mitigating risks related to Indigenous Peoples.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

1. Citi is Exposed to Material Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples

Material risks companies may face for causing or contributing to Indigenous Rights violations include reputational damage, project delays and disruptions, litigation, and criminal charges.i Evident by Citi’s connection to high-profile projects or clients developing projects that violate Indigenous Rights, investors are concerned that the Company’s risk management frameworks and policies are ineffective or have significant gaps. For example, Citi was a key financier of the now-completed Enbridge Line 3 tar sands pipeline project. Though the Company highlights that it did not provide any project-related financing for the project, this argument is moot because Enbridge did not seek any project financing, instead funding the $7 billion pipeline through general corporate finance. According to the Sightline Institute, “If Enbridge lost access to its credit facilities or other financial services from major investment banks, the company would face severe financial constraints. It might have no choice but to abandon the Line 3 project outright.”ii Citi was in the top ten contributors to Enbridge, providing $5 billion in financing, and is subject to public campaigns calling on the bank to stop its financing relationship with Enbridge.iii Pipelines like Line 3 violate numerous rights of Indigenous Peoples as protected by international law, including the rights to free, prior, and informed consent (FPIC); health; culture; religion; security; and assembly.iv In particular, Line 3 threatens the quality of water needed for growing manoomin, or wild rice, a critical cultural resource for the Anishinaabe.v Significant material social risks have already materialized for Line 3 and its financiers through litigation, ongoing opposition led by Indigenous Peoples, allegations of civil rights abuses, investigations into treaty violations, and environmental damages.vi

The militarized response to Line 3 protests and alleged violation of constitutional rights amplifies legal and reputational risks to Citi and its shareholders. Enbridge reimbursed U.S. law enforcement over $2 million for policing protests against Line 3, which has been tied to harassment, surveillance, illegal blockades, allegations of torture (pain compliance), and use of “less-than-lethal” weapons.vii Over 900 arrests, citations, and charges have been levied against Water Protectors, many of which are allegedly disproportionate or excessive.viii Line 3 has additionally been tied to instances of sex trafficking and violence against women.ix

Line 3 and other similar projects additionally present significant regulatory and litigation risk as they are connected to oil spills and other environmental harms. Line 3 has a history of ruptures, with over 800 documented spills in the last 15 years.x Many of which resulted in costly cleanup and persisting impacts that pose risks to the environment and human health. For example, Enbridge is connected to the Kalamazoo River oil spill, which contaminated 39 miles of water resources and cost the company over $1 billion in cleanup.xi Line 3 is also responsible for the largest inland oil spill in U.S. history, releasing 1.7 million gallons of crude oil onto the Prairie River in Minnesota.xii Most recently, March 2022 reports show that Enbridge crews ruptured three groundwater aquifers while building the replacement pipeline, releasing more than 300 million gallons of groundwater.xiii The first breach of about 50 million gallons was not known to regulators for months, and poses significant risk to a rare wetland area. It took Enbridge a year to stop the flow, and the company received a $3.32 million fine.xiv The breaches present risks to wild rice waters and violate the White Earth Band of Ojibwe's water quality standards and ordinances.xv

Citi is exposed to ongoing material risk through its financial relationship with Enbridge as the company continues to develop projects that violate Indigenous Rights and pose risks to the environment and climate. Despite ongoing litigation and protest, Enbridge is now proposing a reroute for its Line 5 pipeline, which has violated land rights of the Bad River Band, and will put water quality, manoomin, and other Indigenous Rights at risk. This pipeline similarly has a long history of ruptures, totalling 29 spills in the last 50 years.xvi Opponents of this project include Michigan governor Gretchen Whitmer, who “remains just as committed now as she’s ever been to shutting down Line 5 and to averting what could be, obviously, a cataclysmic oil spill in the Great Lakes.”xvii

2. Citi Faces Material Risk if Its Financing is Inconsistent With the Company’s Own Commitments

Citi’s financing activities violate the rights of Indigenous Peoples, misaligned with the Company’s own policies and commitments. Despite serving as a co-founder of the Equator Principles (EPs) in 2003 and contributing to EP enhancements in 2019 after Citi’s failure to respect Indigenous Rights as a lead financier of the Dakota Access pipeline (DAPL), Citi continues to finance companies and projects like Enbridge Line 3 and Line 5 that violate Indigenous Rights. Notably, the EPs, which intend to serve as a risk management framework for financial institutions to manage environmental and social risks, do not apply to the Company’s general corporate financing activities. Citi broadly recognizes its responsibility to respect Indigenous Rights, and asserts that it has been recognized as a “leader in integrating respect for human rights into its business by civil society organizations,” however the Company’s track record on Indigenous Rights tarnishes this reputation. The Company faces reputational risk if it continues financing projects and companies that are tied to high profile human rights violations.xviii

In addition to Citi’s commitments on Indigenous Peoples, its financing activities appear inconsistent with its climate commitments. For example, Citi adopted a net zero financed greenhouse gas emissions by 2050 goal. Inconsistent with this, the Line 3 expansion doubled the pipeline’s previous capacity, with estimated emissions equivalent to 50 coal plants.xix The new pipeline has a lifespan that will extend beyond 2050, inconsistent with the IPCC conclusion that requires limiting global warming to 1.5°C above pre-industrial levels.xx The state of Minnesota estimated that Line 3 presents $287 billion in social climate cost over 30 years.xxi Though Citi recognizes the challenge of the climate crisis and acknowledges it has “an imperative to respect and support the environment and human rights in our operations, supply chain and client transactions”, it faces material risk if its financing activities violate human rights and contribute to the climate crisis.xxii

3. Citigroup’s Current Due Diligence Systems Appear Ineffective at Mitigating Risks Related to Indigenous Peoples

Investors lack evidence of effective due diligence surrounding the rights of Indigenous Peoples. Citi’s Environmental and Social Risk Management (ESRM) Policy does not include a formal commitment to respect the right to FPIC. Respecting FPIC is vital to implementing effective and meaningful risk management systems related to Indigenous Rights.xxiii As is the case with DAPL, Line 3, and Line 5, projects that violate FPIC expose Citi to material risks such as litigation, fines, project delays or cancellations, and reputational damage.xxiv

Though Citi expanded its ESRM Policy in 2018 to include Indigenous Peoples in its Area of High Caution, it is unclear how effective this process is at managing risks associated with financing companies like Enbridge. Citi asserts that it “regularly engages Enbridge on their environmental impact analysis, community consultation, Indigenous engagement and cultural heritage policies and processes to evaluate implementation of responsible practices.”xxv Investors lack disclosure on the effectiveness of this engagement and are inclined to believe it has not substantially influenced business practices given Enbridge's pattern of litigation, project delays, allegations of Indigenous Rights violations, environmental disasters, and reputational damage. Between 1999 and 2013, Enbridge’s pipeline systems were connected to 1,068 spills, a total of 7.4 million gallons of oil and averaging 71 spills per year.xxvi Since 2000, the company has paid over $270 million in penalties and fines, largely related to environmental offenses.xxvii Though Enbridge has an Indigenous Peoples policy, it has been criticized for including weak commitments around the United Nations Declaration on the Rights of Indigenous Peoples, lacking a formal commitment to FPIC as a right, and for presenting insufficient disclosure around social risks.xxviii Notably, Enbridge projects have consistently been tied to violation of Indigenous Rights. Enbridge purchased a significant stake in DAPL, which was projected to cost $3.8 billion but ultimately incurred $7.5 billion in costs due to material social risks.xxix Citi, a major financier of DAPL itself, was the subject of numerous divestment campaigns and public protests.xxx In March 2022, investors representing over $2 trillion sent a letter to Citi expressing concern related to Line 3 over how Citi is meeting its own policies on Indigenous Peoples and net zero financed greenhouse gas emissions by 2050 goal.xxxi New SEC Rules to Enhance and Standardize Climate-Related Disclosures for Investors present additional risk to Citi if it continues to finance tar sands and other related projects.xxxii

Conclusion

Citi and its investors are exposed to material risk if it continues to finance projects and clients developing projects that violate the rights of Indigenous Peoples and exacerbate the climate crisis. Proponents encourage all Citi shareholders to support Item 7, shareholder proposal on Respect for Indigenous Peoples’ Rights, at the Citigroup Annual Meeting of Shareholders on April 26, 2022.

For questions regarding Citigroup Proposal 7, please contact: Jillianne Lyon, Senior Program Associate at Investor Advocates for Social Justice and representative of the Sisters of St. Joseph of Brentwood, via email: jlyon@iasj.org or phone: 973-509-8800.

i https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

ii https://sightline-wpengine.netdna-ssl.com/wp-content/uploads/2018/09/Enbridge-Line-3-Financing-Sightline-09-2018.pdf

iii https://stopthemoneypipeline.com/defund-line-3/ ; https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

iv https://www.colorado.edu/program/fpw/sites/default/files/attached-files/cerd_request_line_3_pipeline.pdf

v https://www.popsci.com/environment/line-3-indigenous-wild-rice/

vi https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

vii https://www.brennancenter.org/our-work/analysis-opinion/how-oil-company-pays-police-target-pipeline-protesters ; https://www.protestlaw.org/line3 ; https://www.vogue.com/article/letter-from-a-jailed-line-3-water-protector

viii https://www.usnews.com/news/best-states/minnesota/articles/2021-10-04/criminal-cases-against-line-3-protesters-clog-court-system

ix https://minnesotareformer.com/2021/03/08/shelter-reports-assaults-harassment-linked-to-line-3-pipeline-workers/ ; https://www.vice.com/en/article/g5gkpw/four-enbridge-pipeline-workers-linked-to-sex-trafficking-minnesota

x https://www.stopline3.org/issues#:~:text=They've%20had%20over%20800,Rapids%2C%20MN%2C%20in%201991.

xi https://www.mlive.com/news/kalamazoo/2020/07/10-years-ago-kalamazoo-river-oil-spill-was-an-awakening-in-pipeline-debate.html

xii https://www.mprnews.org/story/2021/03/03/30-years-ago-grand-rapids-oil-spill

xiii https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

xiv https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

xv https://www.mprnews.org/story/2021/08/05/line-3-white-earth-argues-dnr-water-permit-violates-wild-rice-rights

xvi https://www.sierraclub.org/wisconsin/line-5

xvii https://energynews.us/2021/12/08/whats-next-for-the-line-5-court-battles/

xviii https://www.citigroup.com/citi/investor/quarterly/2022/ar22p.pdf

xix https://mn350.org/giant-step-backward/

xx https://www.ipcc.ch/sr15/#:~:text=Limiting%20warming%20to%201.5%C2%B0C%20implies%20reaching%20net%20zero,particularly%20methane%20(high%20confidence).

xxi https://www.mprnews.org/story/2018/06/18/line-3-enbridge-oil-pipeline-hearings-day1

xxii https://www.citigroup.com/citi/sustainability/data/Environmental-and-Social-Policy-Framework.pdf?ieNocache=780

xxiii https://amazonwatch.org/assets/files/fpic-the-right-to-decide.pdf

xxiv https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

xxv https://www.citigroup.com/citi/investor/quarterly/2022/ar22p.pdf

xxvi https://www.oilandwaterdontmix.org/enbridge_safety_record

xxvii https://violationtracker.goodjobsfirst.org/parent/enbridge

xxviii https://www.colorado.edu/program/fpw/2018/12/18/enbridges-discussion-paper-indigenous-rights-and-relationships-north-american-energy

xxix https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

xxx https://www.americanbanker.com/news/can-bank-divestment-stop-the-dakota-access-pipeline ; https://www.reuters.com/article/us-citigroup-shareholder-meeting/citi-meeting-protest-prompts-apology-on-pipeline-finance-steps-idUSKBN17R20Y

xxxi https://www.colorado.edu/program/fpw/sites/default/files/attached-files/line_3_investor_statement_sign-on_2022-03-30_final.pdf

xxxii https://www.sec.gov/news/press-release/2022-46